Exhibit 99.6
Form of Release to Stock Exchanges

INDEPENDENT Auditor’s Report ON THE AUDIT OF THE CONSOLIDATED FINANCIAL RESULTS

To The Board of Directors of INFOSYS Limited

Opinion

We have audited the accompanying Statement of Consolidated Financial Results of INFOSYS Limited (the “Company”) and its subsidiaries (the Company and its subsidiaries together referred to as the “Group”) for the quarter and half year ended September 30, 2021, (the “Statement”) being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

i.	includes the results of the entities as given in the Annexure to this report;
ii.	is presented in accordance with the requirements of Regulation 33 of the Listing Regulations; and
iii.	gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (the “Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the consolidated net profit and consolidated total comprehensive income and other financial information of the Group for the quarter and half year ended September 30, 2021.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (“SA”s) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in Auditor’s Responsibilities for audit of the consolidated financial results section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the consolidated financial results under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s Responsibilities for the Consolidated Financial Results

This Statement, which is the responsibility of the Company’s Management and approved by the Company’s Board of Directors, has been compiled from the audited interim condensed consolidated financial statements for the quarter and half year ended September 30, 2021. The Company’s Board of Directors is responsible for the preparation and presentation of these consolidated financial results that give a true and fair view of the consolidated net profit and consolidated other comprehensive income and other financial information of the Group in accordance with the recognition and measurement principles laid down in the Ind AS 34, prescribed under Section 133 of the Act, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations.

The respective Boards of Directors of the companies included in the Group are responsible for maintenance of the adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the consolidated financial results by the Directors of the Company, as aforesaid.

In preparing the consolidated financial results, the respective Boards of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Boards of Directors either intends to liquidate their respective entities or to cease operations, or have no realistic alternative but to do so.

The respective Boards of Directors of the companies included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for Audit of the Consolidated Financial Results

Our objectives are to obtain reasonable assurance about whether the consolidated financial results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors.

•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the Listing Regulations.

•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial results, including the disclosures, and whether the consolidated financial results represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the Financial Information of the entities within the Group to express an opinion on the consolidated financial results. We are responsible for the direction, supervision and performance of the audit of financial information of such entities included in the consolidated financial results of which we are the independent auditors.

Materiality is the magnitude of misstatements in the consolidated financial results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the consolidated financial results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the consolidated financial results.

We communicate with those charged with governance of the Company and such other entities included in the consolidated financial results of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm’s Registration No. 117366W/W-100018)

Place: Mumbai Date: October 13, 2021	Sanjiv V. Pilgaonkar Partner (Membership No.039826) UDIN: 21039826AAAAG08733

Annexure to Auditor’s Report

List of Entities:

1.	Infosys Technologies (China) Co. Limited
2.	Infosys Technologies S. de R. L. de C. V.
3.	Infosys Technologies (Sweden) AB.
4.	Infosys Technologies (Shanghai) Company Limited
5.	Infosys Nova Holdings LLC.
6.	EdgeVerve Systems Limited
7.	Infosys Austria GmbH
8.	Skava Systems Private Limited (under liquidation)
9.	Kallidus Inc. (liquidated effective March 9, 2021)
10.	Infosys Chile SpA
11.	Infosys Arabia Limited
12.	Infosys Consulting Ltda.
13.	Infosys CIS LLC (liquidated effective January 28, 2021)
14.	Infosys Luxembourg S.a.r.l
15.	Infosys Americas Inc.
16.	Infosys Public Services, Inc.
17.	Infosys Canada Public Services Inc.
18.	Infosys BPM Limited
19.	Infosys (Czech Republic) Limited s.r.o.
20.	Infosys Poland Sp Z.o.o
21.	Infosys McCamish Systems LLC
22.	Portland Group Pty Ltd
23.	Infosys BPO Americas LLC.
24.	Infosys Consulting Holding AG
25.	Infosys Management Consulting Pty Limited
26.	Infosys Consulting AG
27.	Infosys Consulting GmbH
28.	Infosys Consulting S.R.L (Romania)
29.	Infosys Consulting SAS
30.	Infosys Consulting s.r.o. (under liquidation)
31.	Infosys Consulting (Shanghai) Co., Ltd. (liquidated effective September 01, 2021)
32.	Infy Consulting Company Limited
33.	Infy Consulting B.V.
34.	Infosys Consulting Sp. Z.o.o (merged with Infosys Poland Sp Z.o.o effective October 21, 2020)
35.	Lodestone Management Consultants Portugal, Unipessoal, Lda. (liquidated effective November 19, 2020)
36.	Infosys Consulting S.R.L (Argentina)
37.	Infosys Consulting (Belgium) NV
38.	Panaya Inc.
39.	Panaya GmbH
40.	Panaya Limited.
41.	Brilliant Basics Holdings Limited
42.	Brilliant Basics Limited
43.	Brilliant Basics (MENA) DMCC (liquidated effective July 17, 2020)
44.	Infosys Consulting Pte Ltd.
45.	Infosys Middle East FZ LLC
46.	Fluido Oy
47.	Fluido Sweden AB (Extero)
48.	Fluido Norway A/S
49.	Fluido Denmark A/S
50.	Fluido Slovakia s.r.o
51.	Fluido Newco AB (merged with Fluido Sweden AB effective December 18, 2020)
52.	Infosys Compaz PTE. Ltd
53.	Infosys South Africa (Pty) Ltd
54.	WongDoody Holding Company Inc.
55.	WDW Communications, Inc.
56.	WongDoody, Inc
57.	HIPUS Co., Ltd.
58.	Stater N.V.
59.	Stater Nederland B.V.
60.	Stater Duitsland B.V. (merged with Stater N.V effective December 23, 2020)
61.	Stater XXL B.V.
62.	HypoCasso B.V.
63.	Stater Participations B.V.
64.	Stater Deutschland Verwaltungs-GmbH (merged with Stater Duitsland B.V. effective December 18, 2020)
65.	Stater Deutschland GmbH & Co. KG (merged with Stater Duitsland B.V. effective December 18, 2020)
66.	Stater Belgium N.V./S.A.
67.	Outbox systems Inc. dba Simplus (US)
68.	Simplus North America Inc. (liquidated effective April 27, 2021)
69.	Simplus ANZ Pty Ltd.
70.	Simplus Australia Pty Ltd
71.	Sqware Peg Digital Pty Ltd (liquidated effective September 02, 2021)
72.	Simplus Philippines, Inc.
73.	Simplus Europe, Ltd. (liquidated effective July 20, 2021)
74.	Infosys Fluido UK, Ltd. (formerly Simplus U.K, Ltd)
75.	Infosys Fluido Ireland, Ltd. (formerly Simplus Ireland, Ltd)
76.	Infosys Limited Bulgaria EOOD (incorporated effective September 11, 2020)
77.	Infosys BPM UK Limited (incorporated effective December 09, 2020)
78.	Blue Acorn LLC (acquired on October 27, 2020)
79.	Beringer Commerce Inc renamed as Blue Acorn iCi Inc. (acquired on October 27, 2020)
80.	Beringer Capital Digital Group Inc (acquired on October 27, 2020)
81.	Mediotype LLC (acquired on October 27, 2020)
82.	Beringer Commerce Holdings LLC (acquired on October 27, 2020)
83.	SureSource LLC (acquired on October 27, 2020)
84.	Simply Commerce LLC (acquired on October 27, 2020)
85.	iCiDIGITAL LLC (acquired on October 27, 2020)
86.	Kaleidoscope Animations, Inc; (acquired on October 09, 2020)
87.	Kaleidoscope Prototyping LLC; (acquired on October 09, 2020)
88.	GuideVision s.r.o (acquired on October 01, 2020)
89.	GuideVision Deutschland GmbH (acquired on October 01, 2020)
90.	GuideVision Suomi Oy (acquired on October 01, 2020)
91.	GuideVision Magyarorszag Kft (acquired on October 01, 2020)
92.	GuideVision Polska SP Z.O.O (acquired on October 01, 2020)
93.	GuideVision UK Ltd (acquired on October 01, 2020)
94.	Infosys Turkey Bilgi Teknolojikeri Sirketi (incorporated effective December 30, 2020)
95.	Infosys Germany Holding Gmbh (incorporated on March 23, 2021)
96.	Infosys Automotive and Mobility GmbH & Co. KG, a partnership firm (formed on March 28, 2021).
97.	Stater GmbH (incorporated on August 4, 2021)
98.	Infosys Green Forum (incorporated on August 31, 2021)
99.	Infosys Employees Welfare Trust
100.	Infosys Employee Benefits Trust
101.	Infosys Science Foundation
102.	Infosys Expanded Stock Ownership Trust

INDEPENDENT AUDITOR’S REPORT ON THE AUDIT OF THE STANDALONE FINANCIAL RESULTS

TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Opinion

We have audited the accompanying Statement of Standalone Financial Results of INFOSYS LIMITED (the “Company”), for the quarter and half year ended September 30, 2021, (the “Statement”), being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

a.	is presented in accordance with the requirements of Regulation 33 of the Listing Regulations; and

b.	gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (the “Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the net profit and total comprehensive income, and other financial information of the Company for the quarter and half year ended September 30, 2021.

Basis for Opinion

We conducted our audit of the Statement in accordance with the Standards on Auditing (“SA”s) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in Auditor’s Responsibilities for the Audit of the Standalone Financial Results section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the Standalone Financial Results under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s Responsibilities for the Standalone Financial Results

This Statement, which is the responsibility of the Company’s Management and approved by the Board of Directors, has been compiled from the related audited interim condensed standalone financial statements for the quarter and half year ended September 30, 2021. The Company’s Board of Directors is responsible for the preparation and presentation of the standalone financial results that give a true and fair view of the net profit and other comprehensive income and other financial information in accordance with the recognition and measurement principles laid down in Ind AS 34, prescribed under Section 133 of the Act, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone financial results that give a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the standalone financial results, the Board of Directors is responsible for assessing the Company’s ability, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors is also responsible for overseeing the financial reporting process of the Company.

Auditor’s Responsibilities for the Audit of the Standalone Financial Results

Our objectives are to obtain reasonable assurance about whether the standalone financial results as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these standalone financial results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the standalone financial results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors.
•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the Listing Regulations.
•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the standalone financial results, including the disclosures, and whether the standalone financial results represent the underlying transactions and events in a manner that achieves fair presentation.
•	Obtain sufficient appropriate audit evidence regarding the standalone financial results of the Company to express an opinion on the standalone financial results.

Materiality is the magnitude of misstatements in the standalone financial results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the standalone financial results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the standalone financial results.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm’s Registration No. 117366W/W-100018)

Place: Mumbai Date: October 13, 2021	Sanjiv V. Pilgaonkar Partner (Membership No.039826) UDIN: 21039826AAAAGQ4828

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2021 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2021	2021	2020	2021	2020	2021
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue from operations	29,602	27,896	24,570	57,498	48,234	1,00,472
Other income, net	524	622	570	1,146	1,046	2,201
Total Income	30,126	28,518	25,140	58,644	49,280	1,02,673
Expenses
Employee benefit expenses	15,743	15,230	13,400	30,973	27,004	55,541
Cost of technical sub-contractors	3,054	2,454	1,634	5,508	3,260	7,084
Travel expenses	163	133	151	296	267	554
Cost of software packages and others	1,393	1,289	1,108	2,682	2,001	4,223
Communication expenses	146	147	162	294	324	634
Consultancy and professional charges	449	396	286	844	548	1,261
Depreciation and amortisation expenses	859	829	855	1,687	1,611	3,267
Finance cost	48	49	48	98	96	195
Other expenses	823	815	746	1,639	1,626	3,286
Total expenses	22,678	21,342	18,390	44,021	36,737	76,045
Profit before tax	7,448	7,176	6,750	14,623	12,543	26,628
Tax expense:
Current tax	1,987	1,937	1,763	3,923	3,084	6,672
Deferred tax	33	38	129	71	328	533
Profit for the period	5,428	5,201	4,858	10,629	9,131	19,423
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	14	(33)	7	(19)	154	134
Equity instruments through other comprehensive income, net	40	1	(5)	41	(6)	119
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	6	5	27	11	21	25
Exchange differences on translation of foreign operations	(166)	290	21	124	185	130
Fair value changes on investments, net	55	38	(45)	93	9	(102)
Total other comprehensive income/(loss), net of tax	(51)	301	5	250	363	306
Total comprehensive income for the period	5,377	5,502	4,863	10,879	9,494	19,729
Profit attributable to:
Owners of the company	5,421	5,195	4,845	10,616	9,078	19,351
Non-controlling interest	7	6	13	13	53	72
	5,428	5,201	4,858	10,629	9,131	19,423
Total comprehensive income attributable to:
Owners of the company	5,375	5,491	4,847	10,866	9,434	19,651
Non-controlling interest	2	11	16	13	60	78
	5,377	5,502	4,863	10,879	9,494	19,729
Paid up share capital (par value 5/- each, fully paid)	2,097	2,122	2,123	2,097	2,123	2,124
Other equity *#	74,227	74,227	63,328	74,227	63,328	74,227
Earnings per equity share (par value 5/- each)**
Basic ()	12.88	12.24	11.42	25.11	21.40	45.61
Diluted ()	12.85	12.21	11.40	25.06	21.37	45.52

*	Balances for the quarter and half year ended September 30, 2021 and quarter ended June 30, 2021 represents balances as per the audited Balance Sheet for the year ended March 31, 2021 and balances for the quarter and half year ended September 30, 2020 represents balances as per the audited Balance Sheet for the year ended March 31, 2020 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015
**	EPS is not annualized for the quarter and half year ended September 30, 2021, quarter ended June 30, 2021 and quarter and half year ended September 30, 2020.
#	Excludes non-controlling interest

1. Notes pertaining to the current quarter

a)	The audited interim condensed consolidated financial statements for the quarter and half-year ended September 30, 2021 have been taken on record by the Board of Directors at its meeting held on October 13, 2021. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. These interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Buyback of Equity shares

The shareholders approved the proposal of buyback of Equity Shares recommended by its Board of Directors in the Annual General meeting held on June 19 , 2021. The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on June 25, 2021 and was completed on September 8, 2021 and the Company bought back and extinguished a total of 55,807,337 equity shares from the stock exchange at a volume weighted average buyback price of 1,648.53/- per equity share comprising 1.31% of the pre buyback paid up equity share capital of the Company. The buyback resulted in a cash outflow of 9,200 crore (excluding transaction costs and tax on buyback). The Company funded the buyback from its free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013. In accordance with section 69 of the Companies Act, 2013, as at September 30, 2021 , the Company has created ‘Capital Redemption Reserve’ of 28 crore equal to the nominal value of the shares bought back as an appropriation from general reserve.

c)	Estimation of uncertainties relating to the global health pandemic from COVID-19 (COVID-19):

The Group has considered the possible effects that may result from the pandemic relating to COVID-19 in the preparation of these interim condensed consolidated financial statements including the recoverability of carrying amounts of financial and non financial assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of this pandemic, the Group has, at the date of approval of these condensed financial statements, used internal and external sources of information including credit reports and related information and economic forecasts and expects that the carrying amount of these assets will be recovered. The impact of COVID-19 on the Group's financial statements may differ from that estimated as at the date of approval of these interim condensed consolidated financial statements.

d)	Employee stock grants

On recommendation of the Nomination and Remuneration Committee, the Board on October 13, 2021 approved the grant of 25,270 RSUs to certain eligible employees under the 2015 Plan. The grant date for these RSUs is November 1, 2021. The RSUs would vest over a period of two to three years and the exercise price of RSUs will be equal to the par value of the share.

2. Information on dividends for the quarter and half year ended September 30, 2021

The Board of Directors declared an interim dividend of 15 /- per equity share. The record date for the payment is October 27, 2021.The interim dividend will be paid on November 10, 2021. The interim dividend declared in the previous year was 12/- per equity share.

(in )

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2021	2021	2020	2021	2020	2021
Dividend per share (par value 5/- each)
Interim dividend	15.00	–	12.00	15.00	12.00	12.00
Final dividend	–	–	–	–	–	15.00

3. Audited Consolidated Balance Sheet

(in crore)

Particulars	As at
	September 30, 2021	March 31, 2021
ASSETS
Non-current assets
Property, plant and equipment	12,913	12,560
Right of use assets	4,599	4,794
Capital work-in-progress	383	922
Goodwill	6,122	6,079
Other Intangible assets	1,895	2,072
Financial assets
Investments	10,096	11,863
Loans	45	32
Other financial assets	1,252	1,141
Deferred tax assets (net)	976	1,098
Income tax assets (net)	5,796	5,811
Other non-current assets	2,025	1,281
Total non-current assets	46,102	47,653
Current assets
Financial assets
Investments	4,983	2,342
Trade receivables	20,121	19,294
Cash and cash equivalents	18,056	24,714
Loans	191	159
Other financial assets	7,385	6,410
Other current assets	9,272	7,814
Total current assets	60,008	60,733
Total Assets	1,06,110	1,08,386
EQUITY AND LIABILITIES
Equity
Equity share capital	2,097	2,124
Other equity	67,842	74,227
Total equity attributable to equity holders of the Company	69,939	76,351
Non-controlling interests	409	431
Total equity	70,348	76,782
Liabilities
Non-current liabilities
Financial liabilities
Lease liabilities	4,356	4,587
Other financial liabilities	2,109	1,514
Deferred tax liabilities (net)	858	875
Other non-current liabilities	751	763
Total non-current liabilities	8,074	7,739
Current liabilities
Financial liabilities
Lease liabilities	788	738
Trade payables	3,176	2,645
Other financial liabilities	13,605	11,390
Other Current Liabilities	6,802	6,233
Provisions	862	713
Income tax liabilities (net)	2,455	2,146
Total current liabilities	27,688	23,865
Total equity and liabilities	1,06,110	1,08,386

The disclosure is an extract of the audited Consolidated Balance Sheet as at September 30, 2021 and March 31, 2021 prepared in compliance with the Indian Accounting Standards (Ind-AS).

4. Audited Consolidated Statement of Cash Flows

(in crore)

Particulars	Half-year ended September 30,
	2021	2020
Cash flow from operating activities
Profit for the period	10,629	9,131
Adjustments to reconcile net profit to net cash provided by operating activities:
Income tax expense	3,994	3,412
Depreciation and amortization	1,687	1,611
Interest and dividend income	(885)	(804)
Finance cost	98	96
Impairment loss recognized / (reversed) under expected credit loss model	87	159
Exchange differences on translation of assets and liabilities, net	54	(7)
Stock compensation expense	209	174
Other adjustments	36	(60)
Changes in assets and liabilities
Trade receivables and unbilled revenue	(2,963)	(67)
Loans, other financial assets and other assets	(406)	415
Trade payables	349	(477)
Other financial liabilities, other liabilities and provisions	2,754	773
Cash generated from operations	15,643	14,356
Income taxes paid	(3,574)	(2,987)
Net cash generated by operating activities	12,069	11,369
Cash flows from investing activities
Expenditure on property, plant and equipment and intangibles	(1,030)	(1,306)
Deposits placed with corporation	(516)	(495)
Redemption of deposits placed with corporation	343	362
Interest and dividend received	1,017	708
Payment of contingent consideration pertaining to acquisition of business	(53)	(150)
Escrow and other deposits pertaining to Buyback	(420)	–
Redemption of escrow and other deposits pertaining to Buyback	420	–
Other receipts	35	25
Other payments	(22)	–
Payments to acquire Investments
Liquid mutual funds and fixed maturity plan securities	(25,411)	(11,960)
Non convertible debentures	(154)	(829)
Certificates of deposit	(498)	–
Government securities	(653)	(4,664)
Others	(13)	(1)
Proceeds on sale of Investments
Non-convertible debentures	1,299	720
Government securities	1,336	1,529
Certificates of deposit	500	900
Liquid mutual funds and fixed maturity plan securities	22,928	11,850
Others	1	22
Net cash (used in) / from investing activities	(891)	(3,289)
Cash flows from financing activities:
Payment of lease liabilities	(421)	(351)
Payment of dividends	(6,369)	(4,031)
Payment of dividend to non-controlling interest of subsidiary	(2)	(20)
Shares issued on exercise of employee stock options	9	6
Other receipts	117	–
Other payments	(15)	–
Buyback of equity shares including transaction cost and tax on buyback	(11,125)	–
Net cash used in financing activities	(17,806)	(4,396)
Net increase / (decrease) in cash and cash equivalents	(6,628)	3,684
Cash and cash equivalents at the beginning of the period	24,714	18,649
Effect of exchange rate changes on cash and cash equivalents	(30)	78
Cash and cash equivalents at the end of the period	18,056	22,411
Supplementary information:
Restricted cash balance	526	404

The disclosure is an extract of the audited Consolidated Statement of Cash flows for the half year ended September 30, 2021 and September 30, 2020 prepared in compliance with Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting.

5. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2021	2021	2020	2021	2020	2021
Revenue by business segment
Financial Services (1)	9,566	9,217	7,871	18,783	15,328	32,583
Retail (2)	4,330	4,175	3,651	8,505	7,043	14,745
Communication (3)	3,668	3,403	3,093	7,071	6,257	12,628
Energy, Utilities, Resources and Services	3,501	3,371	3,027	6,871	6,054	12,539
Manufacturing	3,219	2,702	2,241	5,922	4,497	9,447
Hi-Tech	2,511	2,310	2,244	4,821	4,307	8,560
Life Sciences (4)	2,103	1,891	1,672	3,994	3,246	6,870
All other segments (5)	704	827	771	1,531	1,502	3,100
Total	29,602	27,896	24,570	57,498	48,234	1,00,472
Less: Inter-segment revenue	–	–	–	–	–	–
Net revenue from operations	29,602	27,896	24,570	57,498	48,234	1,00,472
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (1)	2,644	2,358	2,360	5,002	4,361	8,946
Retail (2)	1,503	1,482	1,300	2,985	2,349	5,117
Communication (3)	816	707	663	1,523	1,284	2,795
Energy, Utilities , Resources and Services	1,017	1,022	825	2,038	1,676	3,552
Manufacturing	724	625	655	1,350	1,160	2,563
Hi-Tech	619	567	669	1,186	1,268	2,454
Life Sciences (4)	588	571	565	1,159	1,039	2,156
All other segments (5)	(80)	100	46	19	67	306
Total	7,831	7,432	7,083	15,262	13,204	27,889
Less: Other Unallocable expenditure	859	829	855	1,687	1,611	3,267
Add: Unallocable other income	524	622	570	1,146	1,046	2,201
Less: Finance cost	48	49	48	98	96	195
Profit before tax and non-controlling interests	7,448	7,176	6,750	14,623	12,543	26,628

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Notes on segment information

Business segments

Based on the "management approach" as defined in Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

6. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2021	2021	2020	2021	2020	2021
Revenue from operations	25,462	23,714	21,046	49,176	41,372	85,912
Profit before tax	7,303	6,493	6,163	13,796	11,542	24,477
Profit for the period	5,463	4,723	4,497	10,186	8,505	18,048

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim standalone condensed financial statements as stated.

By order of the Board for Infosys Limited

Bengaluru, India October 13, 2021	Salil Parekh Chief Executive Officer and Managing Director

The Board has also taken on record the condensed consolidated results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2021, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2021	2021	2020	2021	2020	2021
	Audited	Audited	Audited	Audited	Audited	Audited
Revenues	3,998	3,782	3,312	7,780	6,433	13,561
Cost of sales	2,675	2,509	2,125	5,184	4,196	8,828
Gross profit	1,323	1,273	1,187	2,596	2,237	4,733
Operating expenses	382	377	347	759	690	1,408
Operating profit	941	896	840	1,837	1,547	3,325
Other income, net	71	84	76	155	140	297
Finance cost	6	7	6	13	12	26
Profit before income taxes	1,006	973	910	1,979	1,675	3,596
Income tax expense	272	268	255	540	456	973
Net profit	734	705	655	1,439	1,219	2,623
Earnings per equity share *
Basic	0.17	0.17	0.15	0.34	0.29	0.62
Diluted	0.17	0.17	0.15	0.34	0.29	0.61
Total assets	14,295	14,730	13,363	14,295	13,363	14,825
Cash and cash equivalents and current investments	3,103	3,499	3,526	3,103	3,526	3,700

*	EPS is not annualized for the quarter and half year ended September 30, 2021, quarter ended June 30, 2021 and quarter and half year ended September 30, 2020.

Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2021. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Audited results of Infosys Limited for the quarter and half-year ended September 30, 2021 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2021	2021	2020	2021	2020	2021
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue from operations	25,462	23,714	21,046	49,176	41,372	85,912
Other income, net	1,052	570	582	1,622	1,060	2,467
Total income	26,514	24,284	21,628	50,798	42,432	88,379
Expenses
Employee benefit expenses	12,734	12,191	11,053	24,925	22,275	45,179
Cost of technical sub-contractors	3,934	3,316	2,125	7,251	4,220	9,528
Travel expenses	143	115	136	258	228	484
Cost of software packages and others	736	528	548	1,264	1,029	2,058
Communication expenses	107	104	121	210	235	464
Consultancy and professional charges	365	311	225	675	418	999
Depreciation and amortisation expense	601	576	608	1,178	1,154	2,321
Finance cost	32	32	31	64	62	126
Other expenses	559	618	618	1,177	1,269	2,743
Total expenses	19,211	17,791	15,465	37,002	30,890	63,902
Profit before tax	7,303	6,493	6,163	13,796	11,542	24,477
Tax expense:
Current tax	1,805	1,697	1,526	3,502	2,752	6,013
Deferred tax	35	73	140	108	285	416
Profit for the period	5,463	4,723	4,497	10,186	8,505	18,048
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability / asset, net	10	(32)	6	(22)	162	148
Equity instruments through other comprehensive income, net	39	2	(5)	41	(5)	120
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	6	5	27	11	21	25
Fair value changes on investments, net	52	38	(45)	90	4	(102)
Total other comprehensive income/ (loss), net of tax	107	13	(17)	120	182	191
Total comprehensive income for the period	5,570	4,736	4,480	10,306	8,687	18,239
Paid-up share capital (par value 5/- each fully paid)	2,102	2,128	2,129	2,102	2,129	2,130
Other Equity*	69,401	69,401	60,105	69,401	60,105	69,401
Earnings per equity share ( par value 5 /- each)**
Basic ()	12.93	11.08	10.56	24.01	19.97	42.37
Diluted ()	12.92	11.07	10.55	23.98	19.96	42.33

*	Balances for the quarter and half year ended September 30, 2021 and quarter ended June 30, 2021 represents balances as per the audited Balance Sheet for the year ended March 31, 2021 and balances for the quarter and half year ended September 30, 2020 represents balances as per the audited Balance Sheet for the year ended March 31, 2020 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015
**	EPS is not annualized for the quarter and half year ended September 30, 2021, quarter ended June 30, 2021 and quarter and half year ended September 30, 2020.

1.	Notes pertaining to the current quarter

a)	The audited interim condensed standalone financial statements for the quarter and half-year ended September 30, 2021 have been taken on record by the Board of Directors at its meeting held on October 13, 2021. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed standalone financial statements. These interim condensed standalone financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Buyback of Equity shares

The shareholders approved the proposal of buyback of Equity Shares recommended by its Board of Directors in the Annual General meeting held on June 19 , 2021. The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on June 25, 2021 and was completed on September 8, 2021 and the Company bought back and extinguished a total of 55,807,337 equity shares from the stock exchange at a volume weighted average buyback price of 1,648.53/- per equity share comprising 1.31% of the pre buyback paid up equity share capital of the Company. The buyback resulted in a cash outflow of 9,200 crore (excluding transaction costs and tax on buyback). The Company funded the buyback from its free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013. In accordance with section 69 of the Companies Act, 2013, as at September 30, 2021 , the Company has created ‘Capital Redemption Reserve’ of 28 crore equal to the nominal value of the shares bought back as an appropriation from general reserve.

c)	Estimation of uncertainties relating to the global health pandemic from COVID-19 (COVID-19):

The Company has considered the possible effects that may result from the pandemic relating to COVID-19 in the preparation of these interim condensed standalone financial statements including the recoverability of carrying amounts of financial and non financial assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of this pandemic, the Company has, at the date of approval of these condensed financial statements, used internal and external sources of information including credit reports and related information and economic forecasts and expects that the carrying amount of these assets will be recovered. The impact of COVID-19 on the Company's financial statements may differ from that estimated as at the date of approval of these interim condensed standalone financial statements.

d)	Employee stock grants

On recommendation of the Nomination and Remuneration Committee, the Board on October 13, 2021 approved the grant of 25,270 RSUs to certain eligible employees under the 2015 Plan. The grant date for these RSUs is November 1, 2021. The RSUs would vest over a period of two to three years and the exercise price of RSUs will be equal to the par value of the share.

2. Notes pertaining to the previous quarter

Proposed transfer of Corporate Social Responsibility (CSR ) Asset

Consequent to the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021 (“the Rules”), the Company intends to transfer its CSR capital assets created prior to January 2021 to a wholly owned subsidiary, Infosys Green Forum (referred to as “ the Subsidiary” ) established in accordance with Section 8 of the Companies Act, 2013 for charitable objects. The transfer will be undertaken upon obtaining the required approvals from regulatory authorities.

The carrying amount of the capital asset amounting to 283 crore has been impaired and included as CSR expense in the standalone financial statements during the year ended March 31, 2021 because the Company will not be able to recover the carrying amount of the asset from its Subsidiary on account of prohibition on payment of dividend by this Subsidiary.

3. Information on dividends for the quarter and half-year ended September 30, 2021

The Board of Directors declared an interim dividend of 15 /- per equity share. The record date for the payment is October 27, 2021.The interim dividend will be paid on November 10, 2021. The interim dividend declared in the previous year was 12/- per equity share.

(in )

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2021	2021	2020	2021	2020	2021
Dividend per share (par value 5/- each)
Interim dividend	15.00	–	12.00	15.00	12.00	12.00
Final dividend	–	–	–	–	–	15.00

4. Audited Standalone Balance Sheet

(In crore)

Particulars	As at
	September 30, 2021	March 31, 2021
ASSETS
Non-current assets
Property, plant and equipment	11,238	10,930
Right of use assets	3,306	3,435
Capital work-in-progress	347	906
Goodwill	167	167
Other Intangible assets	49	67
Financial assets
Investments	19,423	22,118
Loans	44	30
Other financial assets	581	613
Deferred tax assets (net)	823	955
Income tax assets (net)	5,325	5,287
Other non-current assets	1,305	1,149
Total non-current assets	42,608	45,657
Current assets
Financial assets
Investments	3,873	2,037
Trade receivables	17,361	16,394
Cash and cash equivalents	12,396	17,612
Loans	163	229
Other financial assets	5,533	5,226
Other current assets	7,453	6,784
Total current assets	46,779	48,282
Total assets	89,387	93,939
EQUITY AND LIABILITIES
Equity
Equity share capital	2,102	2,130
Other equity	62,431	69,401
Total equity	64,533	71,531
LIABILITIES
Non-current liabilities
Financial liabilities
Lease liabilities	3,198	3,367
Other financial liabilities	363	259
Deferred tax liabilities (net)	516	511
Other non-current liabilities	634	649
Total non - current liabilities	4,711	4,786
Current liabilities
Financial liabilities
Lease liabilities	520	487
Trade payables
Total outstanding dues of micro enterprises and small enterprises	–	–
Total outstanding dues of creditors other than micro enterprises and small enterprises	1,907	1,562
Other financial liabilities	9,581	8,359
Other current liabilities	5,147	4,816
Provisions	818	661
Income tax liabilities (net)	2,170	1,737
Total current liabilities	20,143	17,622
Total equity and liabilities	89,387	93,939

The disclosure is an extract of the audited Balance Sheet as at September 30, 2021 and March 31, 2021 prepared in compliance with the Indian Accounting Standards (Ind-AS).

5. Audited Standalone Statement of Cash flows

(In crore)

Particulars	Half-year ended September 30,
	2021	2020
Cash flow from operating activities:
Profit for the period	10,186	8,505
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	1,178	1,154
Income tax expense	3,610	3,037
Impairment loss recognized / (reversed) under expected credit loss model	66	123
Finance cost	64	62
Interest and dividend income	(1,347)	(734)
Stock compensation expense	185	154
Other adjustments	33	2
Exchange differences on translation of assets and liabilities	46	(20)
Changes in assets and liabilities
Trade receivables and unbilled revenue	(2,337)	(268)
Loans, other financial assets and other assets	190	457
Trade payables	323	(209)
Other financial liabilities, other liabilities and provisions	1,745	184
Cash generated from operations	13,942	12,447
Income taxes paid	(3,092)	(2,692)
Net cash generated by operating activities	10,850	9,755
Cash flow from investing activities:
Expenditure on property, plant and equipment	(793)	(1,105)
Deposits placed with corporation	(409)	(425)
Redemption of deposits placed with corporation	275	295
Loan given to subsidiaries	–	(76)
Loan repaid by subsidiaries	73	267
Proceeds from redemption of debentures	536	327
Investment in subsidiaries	(126)	(215)
Payment towards business transfer	–	(66)
Payment of contingent consideration pertaining to acquisition	–	(122)
Escrow and other deposits pertaining to Buyback	(420)	–
Redemption of Escrow and other deposits pertaining to Buyback	420	–
Other receipts	25	25
Payments to acquire investments
Preference, equity securities and others	(3)	(1)
Liquid mutual fund units and fixed maturity plan securities	(22,370)	(10,499)
Certificates of deposit	(498)	–
Government Securities	(83)	(4,664)
Non Convertible debentures	–	(746)
Proceeds on sale of investments
Liquid mutual fund units and fixed maturity plan securities	20,446	10,541
Non-convertible debentures	1,299	535
Certificates of deposit	500	900
Government Securities	1,336	1,529
Interest and dividend received	906	673
Dividend received from subsidiary	592	–
Net cash (used in) / from investing activities	1,706	(2,827)
Cash flow from financing activities:
Payment of lease liabilities	(286)	(210)
Buyback of equity shares including transaction cost and tax on buyback	(11,125)	–
Other receipts	62	–
Shares issued on exercise of employee stock options	6	5
Payment of dividends	(6,392)	(4,048)
Net cash used in financing activities	(17,735)	(4,253)
Effect of exchange differences on translation of foreign currency cash and cash equivalents	(37)	10
Net increase / (decrease) in cash and cash equivalents	(5,179)	2,675
Cash and cash equivalents at the beginning of the period	17,612	13,562
Cash and cash equivalents at the end of the period	12,396	16,247
Supplementary information:
Restricted cash balance	153	99

The disclosure is an extract of the audited Statement of Cash flows for the half year ended September 30, 2021 and September 30, 2020 prepared in compliance with Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting.

6. Segment Reporting

The Company publishes standalone financial statements along with the consolidated financial statements. In accordance with Ind AS 108, Operating Segments, the Company has disclosed the segment information in the audited interim condensed consolidated financial statements. Accordingly, the segment information is given in the audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2021.

By order of the Board for Infosys Limited

Bengaluru, India October 13, 2021	Salil Parekh Chief Executive Officer and Managing Director

Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2021. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Extract of Consolidated Audited Financial Results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2021 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore except per equity share data)

Particulars	Quarter ended September 30,	Half-year ended September 30,	Quarter ended September 30,
	2021	2021	2020
Revenue from operations	29,602	57,498	24,570
Profit before tax	7,448	14,623	6,750
Profit for the period	5,428	10,629	4,858
Total comprehensive income for the period (comprising profit for the period after tax and other comprehensive income after tax)	5,377	10,879	4,863
Profit attributable to:
Owners of the company	5,421	10,616	4,845
Non-controlling interest	7	13	13
	5,428	10,629	4,858
Total comprehensive income attributable to:
Owners of the company	5,375	10,866	4,847
Non-controlling interest	2	13	16
	5,377	10,879	4,863
Paid-up share capital (par value 5/- each fully paid)	2,097	2,097	2,123
Other equity *#	74,227	74,227	63,328
Earnings per equity share (par value 5/- each)**
Basic ()	12.88	25.11	11.42
Diluted ()	12.85	25.06	11.40

*	Balances for the quarter and half year ended September 30, 2021 represents balances as per the audited Balance Sheet for the year ended March 31, 2021 and balances for the quarter ended September 30, 2020 represents balances as per the audited Balance Sheet for the year ended March 31, 2020 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015
**	EPS is not annualized for the quarter and half year ended September 30, 2021 and quarter ended September 30, 2020.
#	Excludes non-controlling interest

1.	Notes pertaining to the current quarter

a)	The audited interim condensed consolidated financial statements for the quarter and half-year ended September 30, 2021 have been taken on record by the Board of Directors at its meeting held on October 13, 2021. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. These interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Buyback of Equity shares

The shareholders approved the proposal of buyback of Equity Shares recommended by its Board of Directors in the Annual General meeting held on June 19 , 2021. The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on June 25, 2021 and was completed on September 8, 2021 and the Company bought back and extinguished a total of 55,807,337 equity shares from the stock exchange at a volume weighted average buyback price of 1,648.53/- per equity share comprising 1.31% of the pre buyback paid up equity share capital of the Company. The buyback resulted in a cash outflow of 9,200 crore (excluding transaction costs and tax on buyback). The Company funded the buyback from its free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013. In accordance with section 69 of the Companies Act, 2013, as at September 30, 2021 , the Company has created ‘Capital Redemption Reserve’ of 28 crore equal to the nominal value of the shares bought back as an appropriation from general reserve.

c)	Estimation of uncertainties relating to the global health pandemic from COVID-19 (COVID-19):

The Group has considered the possible effects that may result from the pandemic relating to COVID-19 in the preparation of these interim condensed consolidated financial statements including the recoverability of carrying amounts of financial and non financial assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of this pandemic, the Group has, at the date of approval of these condensed financial statements, used internal and external sources of information including credit reports and related information and economic forecasts and expects that the carrying amount of these assets will be recovered. The impact of COVID-19 on the Group's financial statements may differ from that estimated as at the date of approval of these interim condensed consolidated financial statements.

d)	Employee stock grants

On recommendation of the Nomination and Remuneration Committee, the Board on October 13, 2021 approved the grant of 25,270 RSUs to certain eligible employees under the 2015 Plan. The grant date for these RSUs is November 1, 2021. The RSUs would vest over a period of two to three years and the exercise price of RSUs will be equal to the par value of the share.

2. Information on dividends for the quarter and half-year ended September 30, 2021

The Board of Directors declared an interim dividend of 15 /- per equity share. The record date for the payment is October 27, 2021. The interim dividend will be paid on November 10, 2021. The interim dividend declared in the previous year was 12/- per equity share.

 (in )

Particulars	Quarter ended September 30,	Half-year ended September 30,	Quarter ended September 30,
	2021	2021	2020
Dividend per share (par value 5/- each)
Interim dividend	15.00	15.00	12.00
Final dividend	–	–	–

3. Audited financial results of Infosys Limited (Standalone information)

(in crore)

Particulars	Quarter ended September 30,	Half-year ended September 30,	Quarter ended September 30,
	2021	2021	2020
Revenue from operations	25,462	49,176	21,046
Profit before tax	7,303	13,796	6,163
Profit for the period	5,463	10,186	4,497

The above is an extract of the detailed format of Quarterly audited financial results filed with Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Audited Financial Results are available on the Stock Exchange websites, www.nseindia.com and www.bseindia.com, and on the Company's website, www.infosys.com.

Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2021. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

By order of the Board for Infosys Limited

Bengaluru, India October 13, 2021	Salil Parekh Chief Executive Officer and Managing Director